                                                          May 3, 2011

Pamela Long
Assistant Director
Chambre Malone
Staff Attorney
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:          Tiger Oil and Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 27, 2011
File No.  333-171200
Form 8-K/A
File No. 000-53241

Dear Ms Malone;

Please find below our comment responses to your comment letter of February 11, 2011.

Form 8-K filed October 4, 2010

General

1.           We note that you filed a Form 8-K on September 15, 2010, to report the entering into and effectiveness of a merger with “Tiger Oil and Energy, Inc.” we also note that you filed a Form 8-k/A on September 23, 2010, to report an amendment to your articles of incorporation changing your name from “UTEC, Inc.” to “Tiger Oil and Energy, Inc.”   Please provide a supplemental description of Tiger Oil and Energy, Inc. such as its operations and when it because a subsidiary of UTEC, Inc., and advise us as to whether under Nevada law you were required to obtain shareholder approval for these actions and, if so, when and how you obtained such approval.  In addition, please advise us of your compliance with the filing requirements set forth in Rule 14a-6 of the Exchange Act with respect to these matters.

Utec, Inc. formed Tiger Oil and Energy, Inc. as a wholly owned subsidiary on August 20, 2010.   Tiger Oil and Energy, Inc. had no operations, business plan or activity of any kind.    Under NRS 92A.180, shareholder approval is not required for the merger of a parent and a subsidiary.  Since there was no shareholder vote required for the merger there was no requirement for the filing of a Form 14A pursuant to Rule 14a-6 of the Exchange Act.

Form 8-K filed October 4, 2010

2.           WE note your determination that at the closing of the Exchange Agreement, you ceased to be a “shell company.”   Please amend your Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.   See Item 2.01(f) of Form 8-K and Section II.D.3 of SEC Release No. 33-8587.

Additional Information was added to the 8K relating to risk factors, capitalization, officers and directors, compensation and description of securities.

The Company herby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K/A filed January 28, 2011

General

13.           To the extent applicable, please also make corresponding modifications to your Form 10-Q for the quarter ended September 20, 2010 and also to your pending Form S-1.

Corresponding modifications made.

14.           Please file a response letter as correspondence on EDGAR containing responses to comments one and two in our letter dated October 25, 2010.

Response letter filed.

15.           Please revise to provide the information required by Items 103, 201, 202, 404(d), 701 and 702 of Regulation S-K.

Information from Items 103, 201, 202, 404(d), 701 and 702 added.

Item 1.01 –Entry into a Material Definitive Agreement

16.           Please clarify the date on which you entered into your exchange agreement with Jett Rink Oil, LLC.  We note your Form 8-K filed for purposes of reporting a change in a shell company’s status, indicates transaction dates including July 29, 2010 with various subsequent amendment dates and a final closure date on September 28, 2010.  We further note that you have not reflected this transaction in your financial statements for your third fiscal quarter as filed in your related Form 10-Q and the interim financial statements for the period ended September 30, 2010 contained in your S-1.   We note that you have included s subsequent events footnote in those documents which indicates the transaction occurred on October 29, 2010.   Please explain why you have not recognized the accounting effects of this transaction in your financial statements for the quarter ended September 30, 2010 and also explain the significance of the October 29, 2010 date.

There are acquisitions of 2 separate companies, Jett Rink and Tiger Oil and Energy, thus the different dates.  On the second transaction, Jett Rink, although the agreement was entered into prior to September 30, 2010, the closing did not occur until October 29, 2010.

17.           Please clarify for us and in your documents, how you have characterized this transaction for accounting purposes.  It is unclear if you believe this transaction represents a business combination or a reverse merger.   Please refer to ASC 805 for guidance.

The transaction represents a business combination.

Tiger Oil and Energy, Inc. Business

18.           Please revise this section to provide all of the information required by Item 101(h) of Regulation S-K.

Additional information added.

19.           Please clarify your disclosure regarding your ownership interest, if any, in the 37,000 acre property you describe in this section.   To the extent this property is owned by others, please state so and describe the status of your negotiations to acquire any interest in the subject property.   Also, provide disclosure regarding the reserve nature of the quantities you disclose (possible, probable or proved) and whether or not these quantity estimates are supported by a reserve report from a qualified third party petroleum engineer.

Revised to clarify.

20.           Please provide disclosure regarding your business operations, if any, for oil and gas properties you currently lease.  We note disclosure elsewhere regarding 50 acres and two wells located in Oklahoma.  Please expand your disclosures to discuss the productive status of these wells and whether or not any proved oil and gas reserves exist on this property.   In addition, please discuss your plans for this property, if any.

We are a working interest partner on the project and have provided historical production numbers and are evaluating additional drilling opportunities on this lease along with other projects. No detailed time-line is available as of now.

Management’s Discussion and Analysis of Financial Condition and Results of operations

Business Strategy

21.           Please revise to indicate the current status of your participation in the oil and gas leases acquired by Black Hawk Exploration.

Revised to indicate participation status.

22.           We note your disclosure in the fourth paragraph.  Please revise to clearly disclose when the new exploratory drill program will commence.

Revised for clarification as to timetable.

Liquidity and Capital Resources

23.           Please expand your disclosure to provide investors with insight as to how you intend to source the capital requirements you expect to need, in order to affect your business plans as well as your on-going routine business operations.   Please also clarify your overall expected cash requirements operations and well as lease acquisition and exploration for the next twelve months.

The following has been added.

Unanticipated costs and expenses or the inability to generate revenues could require additional financing, which would be sought through bank borrowings, equity or debt financing, or asset sales.  To the extent financing is not available, the Company may not be able to, or may be delayed in, developing its services and meeting its obligations.

The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements

Our Management

Officers, Directors and Advisors

24.           Please revise this section to provide all of the information required by Item 401 of Regulation S-K.  For example, please provide the business experience for the past five years of all the officers and directors.   We also not that you have not provided the age of each individual listed in this section.

Revised.

25.           Please revise to provide the information required by Item 402 of Regulation S-K.  Please note that you need to update your compensation disclosure for the fiscal year ended December 31, 2010.

Updated disclosure added.
Item 9.01 Financial Statements and Exhibits

Financial Statements, Utec, Inc.

Discontinued Operations

26.            We note your disclosure which indicates you disposed of your “legacy business”.  Your financial statements continue to indicate various forms of property and equipment including machinery and equipment and construction in progress.  Please clarify for us the nature of these assets and why you believe their value is not impaired as a result of your change in business.

It is our understanding that the value of the assets was fully impaired as of 12/31/2010 as a result of the change in business.

Interim Financial Statements, Utec, Inc.

General

27.           We note that you have provided MD & A that is updated for the quarter ended September 30, 2010.   Your interim financial statements continue to reflect those for your quarter ended June 30, 2010.   Please update the financial statements in your Form 8-K/A to provide a consistent presentation.

Updated.

Tiger Oil and Energy, Inc.—Pro Forma

28.           We note your $500,000 pro forma adjustment to oil and gas properties to record the acquisition of Jett Rink Oil, LLC.    We note from the Jett Rink Oil, LLC financial statements included in your document, the Standardized Measure for the acquired company’s oil and gas reserves is $30,944.  Please explain how you have determined the value ascribed to oil and gas properties as a result of the acquisition.

Reserves were attributed by outside authorities on a standard valuation in oil and gas reserve analysis and standard commonly used accounting methods for calculating reserve and historical production numbers and valuation.

We are a working interest partner on the project and have provided historical production numbers and are evaluating additional drilling opportunities on this lease along with other projects. No detailed time-line is available as of now.

Very truly yours,

/s/Ken Liebscher, President
Tiger Oil and Energy, Inc.